a2a
energie in comune

VED

A 11:41

FILE NO. 82-4911

08000994

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

February 25, 2008

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

Encl.

FILE NO. 82-4911

a2a
energie in comune

PRESS RELEASE

APPOINTED THE FIRST SUPERVISORY BOARD OF A2A S.P.A.
RENZO CAPRA AND ALBERTO SCIUME'
APPOINTED PRESIDENT AND VICE PRESIDENT

Milan, 22 February 2008 – The A2A Shareholders' Meeting, which met today on first call, appointed for three financial years, with the voting list mechanism, the first Supervisory Board ("*Consiglio di Sorveglianza*") consisting of the following 15 members:
Renzo Capra - President
Alberto Sciumè - Vice President
Claudio Buizza
Adriano Bandera
Antonio Capezzuto
Dario Cassinelli
Pierfrancesco Cuter
Gianni Castelli
Luigi Morgano
Marco Miccinesi
Angelo Rampinelli Rota
Cesare Spreafico
appointed from the list submitted jointly by the Municipality of Brescia ("*Comune di Brescia*") and the Municipality of Milan ("*Comune di Milano*"), which, in the aggregate, hold (directly or indirectly through subsidiaries) a 54,912% share of the company's share capital;
Antonio Matteo Taormina
Massimo Perona
appointed from the list submitted by the minority shareholder Atel Italia Holding S.r.l.;
Tancredi Bianchi
appointed from the list submitted by the minority shareholder Municipality of Bergamo ("*Comune di Bergamo*").

Renzo Capra, Alberto Sciumè, Antonio Capezzuto, Pierfrancesco Cuter and Marco Miccinesi are registered in the *Registro dei Revisori Contabili* (registered auditors).

As indicated on October 22, 2007, the new by-laws of the company, providing, among other things, for the transfer of the company's registered office to Brescia, are effective as of today.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END